                                                  Filed Pursuant to Rule 424(b)5
                                                  Registration No. 333-60474

PRICING SUPPLEMENT No. 21
to Prospectus Supplement dated August 20, 2003
to Prospectus Supplement dated June 14, 2001
and Prospectus dated June 14, 2001

                                  $100,000,000
                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES G
                         1.50% Notes Due March 23, 2012
               Performance Linked to a Basket of Six Media Stocks

Because these notes are part of a series of Lehman Brothers Holdings' debt securities called Medium-Term Notes, Series G, this pricing supplement and the accompanying prospectus supplement, dated August 20, 2003 (the "prospectus supplement") should also be read with the accompanying prospectus supplement, dated June 14, 2001 (the "MTN prospectus supplement") and the accompanying prospectus dated June 14, 2001 (the "base prospectus"). Terms used here have the meanings given them in the prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

o    REFERENCE EQUITY: An equal-dollar weighted basket of common stocks of the following six companies: Clear Channel Communications, Inc., Comcast
     Corporation, News Corporation, Time Warner Inc., Viacom Inc. and The Walt
     Disney Company. These companies are not involved in this offering and have no obligation with respect to the notes.
o    STATED MATURITY DATE: March 23, 2012, subject to postponement if a market disruption event occurs on the valuation date.
o    VALUATION DATE: March 16, 2012, subject to postponement if a market disruption event occurs, as described on page SS-17 of the prospectus supplement, as supplemented by "Market Disruption Events; Postponement of
     Valuation Date Because of a Market Disruption Event" on page PS-4 of this pricing supplement.
o    INTEREST RATE: 1.50% per annum.
o    INTEREST PAYMENT DATES: March 23 and September 23 of each year, beginning on September 23, 2005.
o    INTEREST PAYMENT RECORD DATES: 15 calendar days prior to each interest payment date.
o    THRESHOLD VALUE: $115.65, which represents 115.65% of $100.00. $100.00 is the initial level of the basket.
o    EARLIEST REDEMPTION DATE: March 16, 2008.
o    REDEMPTION NOTICE PERIOD: 30 calendar days.
o    REPURCHASE OPTION: As described on page SS-13 of the prospectus supplement.
o    OPTIONAL REPURCHASE NOTICE PERIOD: Eight business days.
o    DETERMINATION PERIOD: Five business days.
o    MULTIPLIERS: The initial multiplier is 0.48714 for the Clear Channel common stock, 0.49540 for the Comcast common stock, 0.96189 for the News Corp.
     common stock, 0.91605 for the Time Warner common stock, 0.48369 for the
     Viacom common stock and 0.58171 for the Walt Disney common stock. In addition to adjustments to the multipliers described in the prospectus supplement on page SS-14 under "Description of the Notes--Adjustments to multipliers and to securities included in the calculation of the settlement value", the applicable multiplier is subject to adjustment if any of Clear
     Channel, News Corp., Viacom or Walt Disney changes the per share amount of dividends it pays on its respective common stock or if either Comcast or
     Time Warner pays dividends on its respective common stock. Any such adjustments may potentially decrease or increase the amount you may receive upon maturity or upon repurchase or redemption. See "Additional Adjustments to the Multipliers" on page PS-3 of this pricing supplement.
o    STOCK SETTLEMENT OPTION: No.
o    LISTING: The notes will not be listed on any exchange.

Investing in the notes involves risks. Risk Factors begin on pages PS-2 of this pricing supplement and SS-7 of the prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, any accompanying prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ----------------------

                                              Per Note           Total
                                           --------------   -----------------
Public offering price.....................    100.00%         $100,000,000
Underwriting discount.....................      0.25%             $250,000
Proceeds to Lehman Brothers Holdings......     99.75%          $99,750,000

                             ----------------------

Lehman Brothers Holdings has granted the underwriter an option to purchase, within 13 days of the original issuance, up to an additional $15,000,000 aggregate principal amount of notes on the same terms and conditions set forth above solely to cover over-allotments, if any.

The notes are expected to be ready for delivery in book-entry form only through
The Depository Trust Company on or about March 23, 2005.

                             ----------------------
                                 LEHMAN BROTHERS

March 16, 2005

                             ADDITIONAL RISK FACTORS

THE INCLUSION OF COMMISSIONS AND PROJECTED PROFIT FROM HEDGING IN THE PUBLIC
OFFERING PRICE IS LIKELY TO ADVERSELY AFFECT SECONDARY MARKET PRICES.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Lehman Brothers Inc. is willing to purchase the notes in secondary market transactions will likely be lower than the public offering price, since the public offering price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging the obligations of Lehman
Brothers Holdings under the notes. In addition, any such prices may differ from values determined by pricing models used by Lehman Brothers Inc., as a result of dealer discounts, mark-ups or other transaction costs.

THE NOTES MAY NOT BE ACTIVELY TRADED.

The notes are not listed on any securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide significant liquidity. Lehman Brothers Inc. currently intends to act as a market maker for the notes, but it is not required to do so.

YOU HAVE NO SHAREHOLDER RIGHTS.

Investing in the notes is not equivalent to investing in the component stocks of the basket. As an investor in the notes, you will not have voting rights or rights to receive dividends or other distributions (although the multiplier will be adjusted to reflect any payment or any changes in the rate of dividends on the shares of the common stocks included in the basket) or any other rights with respect to the common stocks included in the basket.

CHANGES IN THE VALUE OF ONE OR MORE OF THE COMMON STOCKS COMPRISING THE BASKET
MAY OFFSET EACH OTHER.

Price movements in the common stocks comprising the basket may not correlate with each other. At a time when the value of one or more of the common stocks included in the basket increases, the value of one or more of the other common stocks included in the basket may not increase as much or may even decline in value. Therefore, in calculating the closing level of the basket on the valuation date, increases in the value of one or more of the common stocks included in the basket may be moderated, or wholly offset, by lesser increases or declines in the value of one or more of the other common stocks included in the basket. You can review the historical prices of each of the common stocks in the basket for each fiscal quarter in the period from January 1, 2002 through
March 16, 2005 in this pricing supplement under "The Basket--Historical information about the common stocks included in the basket." It is impossible to predict the future performance of any of the common stocks comprising the basket or of the basket as a whole, or whether increases in the prices of any of the common stocks comprising the basket will be offset by decreases in the prices of other common stocks comprising the basket, based on historical performance. In addition, there can be no assurance that the closing level of the basket will be higher than the initial level of the basket so that you will receive at maturity an amount in excess of the price at which the notes are initially being sold to the public.

THERE ARE RISKS ASSOCIATED WITH A SECTOR INVESTMENT.

The performance of the notes is dependent upon the performance of six issuers in a particular sector of the economy--namely, the media industry. Consequently, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting the media industry than an investment linked to a more broadly diversified group of issuers.

THE COMMON STOCKS COMPRISING THE BASKET ARE NOT NECESSARILY REPRESENTATIVE OF
THE MEDIA INDUSTRY.

The performance of the basket may not correlate with the performance of the entire media industry. The basket may decline in value even if the media industry as a whole rises in value. Furthermore, one or more of the issuers of the common stocks included the basket may engage in new lines of business or cease to be involved in the media industry. Subject to adjustments to multipliers and to securities included in the basket for specific corporate events relating to a particular issuer, the basket is a static basket, and the common stocks included in the basket will not vary even if one or more of the issuers are no longer involved in the media industry.

                                      PS-2

INDUSTRY CONSOLIDATION AND OTHER CORPORATE EVENTS MAY ALTER THE COMPOSITION OF
THE BASKET.

If the issuer of a common stock included in the basket is acquired in a stock-for-stock transaction, the common stock of the acquiring company will assume that common stock's place in the basket, including if the common stock of the acquiror is already in the basket. Consequently, consolidation among issuers of the common stock included in the basket will result in an increased weighting for the surviving company. For the effect of consolidation transactions and other reorganization events with respect to the common stocks included in the basket on the multipliers and the basket, see "Description of the
Notes--Adjustments to multipliers and to securities included in the calculation of the settlement value" in the prospectus supplement.

                    ADDITIONAL ADJUSTMENTS TO THE MULTIPLIERS

The initial multiplier is 0.48714 for the Clear Channel common stock, 0.49540 for the Comcast common stock, 0.96189 for the News Corp. common stock, 0.91605 for the Time Warner common stock, 0.48369 for the Viacom common stock and
0.58171 for the Walt Disney common stock. In addition to adjustments to the multipliers described in the prospectus supplement, the applicable multiplier is subject to adjustment if any of Clear Channel, News Corp., Viacom or Walt Disney
changes the per share amount of dividends it pays on its respective common stock or if either Comcast or Time Warner pays dividends on its respective common stock.

If, during the period from, but excluding, the date of this pricing supplement to the valuation date, holders of record of shares of common stock of any of
Clear Channel, News Corp., Viacom or Walt Disney are entitled to receive a cash dividend (other than an extraordinary cash dividend, as determined by the calculation agent in its good faith judgment) from such company and the amount of the respective dividend is less than the respective base dividend (as described below) per share of common stock of such company (the amount of the respective dividend per share of common stock most recently paid by such company prior to the date of this pricing supplement), including if any such company fails to declare or make a dividend payment on its respective shares of common stock (as determined by the calculation agent in its sole and absolute discretion), the applicable multiplier shall be reduced, effective at the close of business on the business day immediately preceding the ex-dividend date for the applicable dividend (such business day, the "effective adjustment date"), so that the new multiplier equals the product of the then current multiplier and:

                            base dividend - new dividend
                      1 -   ----------------------------
                                   closing price

Any such downward adjustment to the applicable multiplier may decrease the amount you receive upon maturity or upon repurchase or redemption. In no event, however, will the applicable multiplier be reduced to less than zero. The "base dividend" shall be $0.125 for Clear Channel, $0.05 for News Corp., $0.07 for
Viacom and $0.24 for Walt Disney, the amount of the respective dividend per share of common stock most recently paid by such company prior to the date of this pricing supplement, subject to adjustment in the event of certain events affecting the applicable shares of common stock of any such company, such as share splits, reverse share splits or reclassifications, as determined by the calculation agent, in its good faith judgment. The "new dividend" shall be the respective dividend per share of common stock of any such company, which may be zero, giving rise to the adjustment. The "closing price" shall be the closing price of the respective shares of common stock of such company on the effective adjustment date for the applicable common stock dividend giving rise to the adjustment. If the calculation agent determines in its sole and absolute discretion that any such company has failed to declare or make a dividend payment, the effective adjustment date for adjusting the applicable multiplier will be (a) in the case of the Clear Channel common stock, the first business day immediately following the 13th day of each February, May, August or November and the valuation date, as applicable, (b) in the case of News Corp. common stock, the first business day immediately following the 13th day of each June or
December and the valuation date, as applicable, (c) in the case of the Viacom common stock, the first business day immediately following the 11th day of each
January, April, July or October and the valuation date, as applicable, and (d)
in the case of the Walt Disney common stock, the first business day immediately following the 8th day of each June and the valuation date, as applicable.

If, during the period from, but excluding, the date of this pricing supplement to the valuation date, holders of record of common stock of any of Clear
Channel,

                                      PS-3

News Corp., Viacom or Walt Disney are entitled to receive a cash dividend (other than an extraordinary cash dividend, as determined by the calculation agent in its good faith judgment) from such company and the amount of the respective dividend is more than the respective base dividend per share of such company, the applicable multiplier shall be increased, effective at the close of business on the effective adjustment date, so that the new multiplier equals the product of the then current multiplier and:

                              new dividend - base dividend
                        1  +  ----------------------------
                                       closing price

Any such upward adjustment to the applicable multiplier may increase the amount you receive upon maturity or upon repurchase or redemption.

If, during the period from, but excluding, the date of this pricing supplement to the valuation date, holders of record of common stock of either Comcast or
Time Warner are entitled to receive a cash dividend (other than an extraordinary cash dividend, as determined by the calculation agent in its good faith judgment) from such company, the applicable multiplier shall be increased, effective at the close of business on the effective adjustment date, so that the new multiplier equals the product of the then current multiplier and:

                                           dividend
                                  1  +  --------------
                                        closing price

Any such upward adjustment to the multiplier may increase the amount you receive upon maturity or upon repurchase or redemption.

The adjustments to the multipliers discussed above are in addition to any other adjustments that may be made to the applicable multiplier for the reasons described in the prospectus supplement under "Description of the
Notes--Adjustments to multipliers and to securities included in the calculation of the settlement value."

You may call Lehman Brothers Inc. at 212-526-0905 to obtain the current values of the multipliers.

      MARKET DISRUPTION EVENTS; POSTPONEMENT OF VALUATION DATE BECAUSE OF A
                            MARKET DISRUPTION EVENT

Notwithstanding the description of market disruption events set forth in the prospectus supplement under "Description of the Notes--Market disruption events", the fact that Lehman Brothers Holdings, or any of its affiliates, is unable, after using commercially reasonable efforts, to unwind or dispose of, or realize, recover or remit the proceeds of, any transactions or assets it deems necessary to hedge the equity price risk of entering into and performing its obligations with respect to the notes shall not constitute a market disruption event.

If a market disruption event occurs on a day that would otherwise be the originally scheduled valuation date set forth on the cover page of this pricing supplement, the valuation date will be postponed until the next scheduled trading day on which no market disruption event occurs; provided, however, if a market disruption event occurs on each of the eight scheduled trading days following the originally scheduled valuation date, then (a) that eighth scheduled trading day shall be deemed the valuation date and (b) the calculation agent shall determine the closing price of the effected common stock based upon its good faith estimate of the value of the effected common stock as of the close of trading on the relevant exchange on that eighth scheduled trading day.

                     EXAMPLES OF AMOUNT PAYABLE AT MATURITY

Here are two examples of hypothetical alternative redemption amount calculations. In each of these examples it is assumed that during the term of the notes Clear Channel, News Corp., Viacom and Walt Disney do not change the amount of the dividends that they pay on their common stock and that Comcast and
Time Warner do not pay any dividends on their common stock:

EXAMPLE 1. ASSUMING THE CLOSING LEVEL OF THE BASKET IS $80.00:

Alternative redemption amount per $1,000 note =

                                    $80.00
                      $1,000   x  ----------   =   $691.74
                                   $115.65

As a result, on the maturity date or upon redemption, you would receive $1,000, plus accrued but unpaid

                                      PS-4

interest, per $1,000 note because $1,000 is greater than $691.74. If you require
Lehman Brothers Holdings to repurchase your notes, you would only receive
$691.74, plus accrued but unpaid interest, per $1,000 note.

EXAMPLE 2. ASSUMING THE CLOSING LEVEL OF THE BASKET IS $140.00:

Alternative redemption amount per $1,000 note =

                                 $140.00
               $1,000     x    -----------     =    $1,210.55
                                 $115.65

As a result, on the maturity date or upon redemption, you would receive
$1,210.55, plus accrued but unpaid interest, per $1,000 note because $1,210.55 is greater than $1,000. If you require Lehman Brothers Holdings to repurchase your notes, you would also receive $1,210.55, plus accrued but unpaid interest, per $1,000 note.

To the extent the actual closing level of the basket differs from the levels assumed above or that either Clear Channel, News Corp., Viacom or Walt Disney changes the amount of the dividends it pays or that either Comcast or Time
Warner pays any dividends, the results indicated above would be different.

                    SUPPLEMENTAL USE OF PROCEEDS AND HEDGING

An amount equal to approximately 57% of the proceeds to be received by Lehman
Brothers Holdings from the sale of the notes has been or will be used by Lehman
Brothers Holdings or one or more of its subsidiaries before and immediately following the initial offering of the notes to acquire common stocks included in the basket.

                                   THE BASKET

THE SIX COMMON STOCKS COMPRISING THE BASKET

The basket will represent an equal-dollar weighted portfolio of the six common stocks in the basket. The level of the basket will increase or decrease by the performance of the common stocks that make up the basket. The following table presents information with respect to the six common stocks in the basket. The six common stocks of these media companies, the exchange on which each trades, their stock symbols, their starting stock prices, the initial multiplier for each common stock and the starting value for each stock are as follows:

                                                                                    INITIAL
                                                                     STARTING      MULTIPLIER
                                                         STOCK      STOCK PRICE    (NUMBER OF      STARTING
ISSUER OF THE COMMON STOCK                 EXCHANGE      SYMBOL      PER SHARE       SHARES)         VALUE
-----------------------------------    -------------- -----------  -------------  --------------  ------------

Clear Channel Communications, Inc..          NYSE         CCU        $ 34.213       0.48714        $ 16.667
Comcast Corporation................         NASDAQ       CMCSA         33.643       0.49540          16.667
News Corporation...................          NYSE        NWS/A         17.327       0.96189          16.667
Time Warner Inc....................          NYSE         TWX          18.194       0.91605          16.667
Viacom Inc.........................          NYSE        VIA/B         34.457       0.48369          16.667
The Walt Disney Company............          NYSE         DIS          28.651       0.58171          16.667
                                                                                                   --------
                                                                                                   $100.00
                                                                                                   ========

All information in the table above was obtained from Bloomberg L.P., without independent verification.

                                      PS-5

Lehman Brothers Holdings has obtained the following information from the respective companies' reports filed with the SEC:

     Clear Channel Communications, Inc.

Clear Channel Communications, Inc. is a diversified media company with three reportable business segments: Radio Broadcasting, Outdoor Advertising and Live
Entertainment.

o    Radio Broadcasting. This segment consists of Radio Stations and Radio
     Networks.

     o    Radio Stations. As of December 31, 2004, the company owned 367 AM and
          822 FM domestic radio stations, of which 498 stations were in the top
          100 markets according to the Arbitron Fall 2004 ranking of U.S.
          markets. In addition, the company owns equity interests in various international radio broadcasting companies, and

     o    Radio Networks. As of December 31, 2004, the company owned a national radio network with a total audience of over 180 million weekly listeners. The network syndicates talk programming including such talent as Rush Limbaugh, Bob and Tom, John Boy and Billy, Glenn Beck
          and Jim Rome, and music programming including such talent as Delilah,
          Ryan Seacrest and Casey Kasem. The company also operates several news and agricultural radio networks serving Georgia, Ohio, Oklahoma,
          Texas, Iowa, Kentucky, Virginia, Alabama, Tennessee, Florida and
          Pennsylvania.

o    Outdoor Advertising. As of December 31, 2004, the company owned or operated a total of 823,580 advertising display faces worldwide. The company currently provides outdoor advertising services concentrated in over 49 domestic markets and over 63 foreign countries. Display faces include billboards of various sizes, wallscapes, mall displays, transit displays and street furniture displays. Additionally, the company currently owns equity interests in various outdoor advertising companies.

o    Live Entertainment. During 2004, the company promoted or produced over
     28,500 events, including music concerts, theatrical shows, museum exhibitions and specialized sporting events. The company reached over 61 million people through all of these activities during 2004. As of December
     31, 2004, the company owned or operated a total of 75 domestic venues and
     29 international venues. Additionally, the company currently owns equity interests in various live entertainment companies.

     Comcast Corporation

Comcast Corporation, through predecessors, has developed, managed and operated broadband cable networks since 1963.

The company operates through the following segments: Cable Service, Content and
Other Businesses and Programming Interests.

o    Cable Service. In this segment, the company is the largest cable operator in the United States. As of December 31, 2004, consolidated cable operations served 21.5 million subscribers in thirty-five states, passed
     40.8 million homes, and provided digital cable to 8.7 million subscribers, high-speed Internet to 7.0 million subscribers and phone to 1.2 million subscribers.

o    Content. In this segment, the company has made investments in national cable television networks as a means of generating additional revenues and subscriber interest, including E! Entertainment Television, Style Network,
     The Golf Channel, Outdoor Life Network, G4 and International Channel
     Networks.

o    Other Businesses and Programming Interests. In this segment, the company has a controlling interest in Comcast-Spectacor, the company's group of businesses that perform live sporting events and own or manage facilities for sporting events, concerts and other special events. The company also owns other non-controlling interests in programming investments including
     iN DEMAND, TV One, Sports Channel New England, New England Cable News,
     Pittsburgh Cable News Channel and Music Choice.

     News Corporation

News Corporation is a diversified international media and entertainment company with operations in eight industry segments, including Filmed Entertainment,
Television Stations, Television Broadcast Network, Cable Network Programming and
Direct Broadcast

                                      PS-6

Satellite Television, Magazines and Inserts, Newspapers, Book Publishing and
Other.

o    Filmed Entertainment. Through subsidiaries, the company engages in feature film and television production and distribution.

o    Television Stations. Through subsidiaries, the company currently owns and operates 35 full power stations including stations located in nine of the top 10 largest designated market areas, including New York, Los Angeles, and Chicago, the first, second, and third largest areas, respectively.

o    Television Broadcast Network. A subsidiary of the company has 196 affiliated stations, including 25 full power television stations that are owned by subsidiaries of the company, which reach, along with a company-owned cable service which reaches areas not served by an over-the-air affiliate, approximately 98% of all U.S. television households.

o    Cable Network Programming and Direct Broadcast Satellite Television.
     Through subsidiaries, the company overseas the production and licensing of programming distributed through cable television systems and direct broadcast satellite operators.

o    Magazines and Inserts. The company is the largest shareholder in Gemstar-TV
     Guide International, the world's leading provider of interactive programming guides and the TV Guide magazine. The company also owns News
     America Marketing, a portfolio of consumer promotion media.

o    Newspapers. The company is the world's leading publisher of
     English-language newspapers, with operations in the UK, Australia, Fiji,
     Papua New Guinea and the US. The company publishes more than 175 different newspapers, employing approximately 15,000 people worldwide and printing more than 40 million papers a week.

o    Book Publishing. The company's book publishing division consists of
     HarperCollins Publishers, William Morrow & Company, Avon Books, Amistad
     Press, and Fourth Estate.

o    Other. The company owns assorted media companies involved in marketing, online publishing and radio, radio broadcasting, et al.

     Time Warner Inc.

Time Warner Inc. is a leading media and entertainment company. The company was formed in connection with the merger of America Online, Inc. and Time Warner
Inc., which was consummated on January 11, 2001.

The Company classifies its businesses into the following fundamental areas:
America Online, Cable, Filmed Entertainment, Networks and Publishing.

o    America Online. This area is a subscription-based service with over 22.2 million members in the U.S. and 28.5 million members in the U.S. and
     Europe, combined, at December 31, 2004, that provides members with access to the Internet and a global, interactive community offering a wide variety of content, features and tools.

o    Cable. This area consists of Time Warner Cable Inc. and its subsidiaries and is the second largest operator of cable systems in the U.S. in terms of subscribers served.

o    Filmed Entertainment. This area produces and distributes theatrical motion pictures, television shows, animation and other programming.

o    Networks. This area consists principally of domestic and international basic cable networks, pay television programming services and a broadcast television network.

o    Publishing. This area consists principally of magazine and book publishing that are conducted primarily by the company's subsidiaries. In addition,
     Time Inc. operates certain direct marketing businesses.

     Viacom Inc.

Viacom Inc. and its consolidated subsidiaries is a diversified worldwide entertainment company with operations in the following segments: Cable Networks,
Television, Radio, Outdoor and Entertainment.

o    Cable Networks. This segment consists of MTV Music Television, Nickelodeon,
     Nick at Nite, VH1, MTV2, TV Land, Spike TV, Country Music Television,
     Comedy Central, BET, BET Jazz, and Showtime, among other program services.

                                      PS-7

o    Television. This segment consists of the CBS and UPN Television Networks, the company's 39 owned broadcast television stations, and its television production and syndication business, including King World Productions and
     Paramount Television.

o    Radio. This segment consists of owning and operating 183 radio stations in
     41 United States markets through Infinity Radio.

o    Outdoor. This segment includes advertising displays on media, including billboards, transit shelters, buses, rail systems (in-car, station platforms and terminals), mall kiosks and stadium signage.

o    Entertainment. This segment includes Paramount Pictures (producer and distributor of theatrical motion pictures), Simon & Schuster (publishers and distributor of consumer books) and Paramount Parks (owner and operator of five theme parks and a themed attraction in the United States and Canada and movie theater and music publishing operations).

     The Walt Disney Company

The Walt Disney Company, together with its subsidiaries, is a diversified worldwide entertainment company with operations in four business segments: Media
Networks, Parks and Resorts, Studio Entertainment and Consumer Products.

o    Media Networks. The Media Networks segment is comprised of television broadcast, radio and cable operations. The television broadcast businesses include the ABC Television Network as well as ten owned stations. Radio operations consist of the ABC Radio Networks and 71 owned stations. Cable operations consist primarily of the ESPN and Disney Channel Networks.

o    Parks And Resorts. The company owns and operates the Walt Disney World
     Resort and Disney Cruise Line in Florida, the Disneyland Resort in
     California, ESPN Zone facilities in several states and The Mighty Ducks of
     Anaheim. The company manages and has ownership interests in the Disneyland
     Resort Paris in France and Hong Kong Disneyland, which is under construction and scheduled to open in fiscal 2005. The company also licenses the operations of the Tokyo Disney Resort in Japan. The company's
     Walt Disney Imagineering unit designs and develops new theme park concepts and attractions as well as resort properties.

o    Studio Entertainment. This segment produces and acquires live-action and animated motion pictures, animated direct-to-video programming, musical recordings and live stage plays. The company distributes produced and acquired films (including its film and television library) to the theatrical, home entertainment, pay-per-view, video-on-demand, pay television and free-to-air television markets.

o    Consumer Products. This segment partners with licensees, manufacturers, publishers and retailers throughout the world to design, promote and sell a wide variety of products based on existing and new Disney characters and other intellectual property. In addition to promoting the company's film and television programs, Consumer Products develops new intellectual property within its publishing and interactive gaming divisions. The company also engages in retail, direct mail and online distribution of products based on the company's characters and films through the Disney
     Stores, the Disney Catalog and DisneyDirect.com, respectively.

                             ----------------------

Each company's common stock is registered under the Securities Exchange Act of
1934. Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC.
Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website described under "Where You Can Find More Information" on page 6 of the base prospectus. In addition, information regarding the companies may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. In connection with the offering of the notes, neither Lehman Brothers Holdings nor any of its affiliates has participated in the preparation of such documents or made any due diligence inquiry with respect to any of the six companies. Neither Lehman
Brothers Holdings nor any of its affiliates makes any representation that such publicly available documents are or any other publicly available information regarding any of the companies is accurate or complete. Furthermore, Lehman
Brothers Holdings and its affiliates cannot give any assurance that all events occurring prior to the date hereof (including

                                      PS-8

events that would affect the accuracy or completeness of the publicly available documents) that would affect the trading price of the stock of any of the six companies have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning any of the six companies could affect the value received at maturity with respect to the notes and therefore the trading prices of the notes. Neither
Lehman Brothers Holdings nor any of its affiliates makes any representation to you as to the performance of any of the six companies.

Lehman Brothers Holdings and/or its affiliates may presently or from time to time engage in business with any of the six companies, including extending loans to, entering into loans with, or making equity investments in, any of the six companies or providing advisory services to any of the six companies, including merger and acquisition advisory services. In the course of such business, Lehman
Brothers Holdings and/or its affiliates may acquire non-public information with respect to any of the six companies, and neither Lehman Brothers Holdings nor any of its affiliates undertakes to disclose any such information to you.

In addition, one or more of Lehman Brothers Holdings' affiliates may publish research reports with respect to any of the six companies, and these reports may or may not recommend that investors buy or hold the applicable common stock. The statements in the preceding two sentences are not intended to affect the rights of investors in the notes under the securities laws. As an investor in your note, you should undertake an independent investigation of the companies whose common stock are included in the basket as in your judgment is appropriate to make an informed decision with respect to an investment in these companies.

HISTORICAL INFORMATION ABOUT THE COMMON STOCKS INCLUDED IN THE BASKET

The following table presents the high and low closing prices for each of the common stocks included in the basket, as reported on the primary exchange on which such common stock trades during each fiscal quarter in 2002, 2003, 2004 and 2005 (through the date of this pricing supplement), and the closing price at the end of each quarter in 2002, 2003, 2004 and 2005 (through the date of this pricing supplement).

It is impossible to predict whether the prices of these common stocks will rise or fall. The historical prices of these common stocks are not indications of future performance. Lehman Brothers Holdings cannot assure you that the prices of these common stocks included in the basket will increase enough so that the alternative redemption amount will be greater than $1,000. The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

                                      PS-9

                                        CLEAR CHANNEL COMMUNICATIONS, INC.

                                                         HIGH                  LOW                 PERIOD END
                                                   ----------------    -----------------    --------------------

2002
   First Quarter...............................       $   53.98            $   42.90              $   51.41
   Second Quarter..............................           53.24                31.20                  32.02
   Third Quarter...............................           37.16                22.62                  34.75
   Fourth Quarter..............................           43.90                30.42                  37.29

2003
   First Quarter...............................       $   43.97            $   32.35              $   33.92
   Second Quarter..............................           43.10                34.10                  42.39
   Third Quarter...............................           45.79                36.98                  38.30
   Fourth Quarter..............................           47.00                39.25                  46.83

2004
   First Quarter ..............................       $   47.37            $   39.25              $   42.35
   Second Quarter..............................           44.04                35.84                  36.95
   Third Quarter...............................           37.01                31.00                  31.17
   Fourth Quarter..............................           34.81                30.27                  33.49

2005
   First Quarter (through the date of this
     pricing supplement).......................       $   34.60            $   31.26              $   34.16

                                                COMCAST CORPORATION

                                                          HIGH                 LOW                 PERIOD END
                                                     ----------------    -----------------    --------------------

2002
   First Quarter...............................       $   37.13            $   30.10              $   33.45
   Second Quarter..............................           33.67                23.35                  24.20
   Third Quarter...............................           25.87                17.57                  21.33
   Fourth Quarter..............................           26.78                17.40                  23.57

2003
   First Quarter...............................       $   30.80            $   24.47              $   28.59
   Second Quarter..............................           34.54                28.65                  30.18
   Third Quarter...............................           32.95                28.52                  30.82
   Fourth Quarter..............................           33.87                30.76                  32.79

2004
   First Quarter ..............................       $   36.13            $   28.00              $   28.76
   Second Quarter..............................           30.66                27.63                  28.10
   Third Quarter...............................           28.75                26.48                  28.24
   Fourth Quarter..............................           33.28                27.84                  33.28

2005
   First Quarter (through the date of this
     pricing supplement).......................       $   33.99            $   31.31              $   33.61

                                     PS-10

                                                  NEWS CORPORATION

                                                         HIGH                   LOW                PERIOD END
                                                      -----------        -----------------    --------------------

2002
   First Quarter...............................       $   13.58            $   10.50              $   12.00
   Second Quarter..............................           12.96                 9.31                   9.88
   Third Quarter...............................           10.13                 7.66                   8.30
   Fourth Quarter..............................           11.98                 8.00                  11.33

2003
   First Quarter...............................       $   12.30            $    9.48              $   10.70
   Second Quarter..............................           13.32                10.50                  12.53
   Third Quarter...............................           14.92                12.53                  13.65
   Fourth Quarter..............................           15.51                13.80                  15.13

2004
   First Quarter ..............................       $   17.05            $   15.08              $   15.86
   Second Quarter..............................           18.05                16.12                  16.44
   Third Quarter...............................           16.63                14.60                  15.67
   Fourth Quarter..............................           18.73                15.14                  18.66

2005
   First Quarter (through the date of this
     pricing supplement).......................       $   18.71            $   16.40              $   17.36

                                                  TIME WARNER INC.

                                                         HIGH                   LOW                PERIOD END
                                                      -----------         -----------------    --------------------

2002
   First Quarter...............................       $   32.68            $   23.00              $   23.65
   Second Quarter..............................           23.62                13.63                  14.71
   Third Quarter...............................           14.61                 9.64                  11.70
   Fourth Quarter..............................           16.57                10.67                  13.10

2003
   First Quarter...............................       $   15.35            $   10.06              $   10.86
   Second Quarter..............................           16.18                10.91                  16.09
   Third Quarter...............................           16.85                14.85                  15.11
   Fourth Quarter..............................           18.10                14.85                  17.99

2004
   First Quarter ..............................       $   19.07            $   16.22              $   16.86
   Second Quarter..............................           17.69                16.25                  17.58
   Third Quarter...............................           17.54                15.60                  16.14
   Fourth Quarter..............................           19.55                16.23                  19.45

2005
   First Quarter (through the date of this
     pricing supplement).......................       $   19.41            $   17.14              $   18.10

                                     PS-11

                                                    VIACOM INC.

                                                         HIGH                   LOW                PERIOD END
                                                      -----------        -----------------    --------------------

2002
   First Quarter...............................       $   51.48            $   36.78              $   48.37
   Second Quarter..............................           50.64                41.84                  44.37
   Third Quarter...............................           44.90                31.94                  40.55
   Fourth Quarter..............................           47.18                37.35                  40.76

2003
   First Quarter...............................       $   43.45            $   33.60              $   36.52
   Second Quarter..............................           47.45                37.81                  43.66
   Third Quarter...............................           46.49                38.19                  38.30
   Fourth Quarter..............................           44.38                37.00                  44.38

2004
   First Quarter ..............................       $   44.55            $   37.09              $   39.21
   Second Quarter..............................           40.98                35.13                  35.72
   Third Quarter...............................           35.61                32.02                  33.56
   Fourth Quarter..............................           37.00                33.50                  36.39

2005
   First Quarter (through the date of this
     pricing supplement).......................       $   38.85            $   33.87              $   36.00

                                              THE WALT DISNEY COMPANY

                                                         HIGH                   LOW                PERIOD END
                                                      -----------        -----------------    --------------------

2002
   First Quarter...............................       $   24.51            $   20.50              $   23.08
   Second Quarter..............................           25.00                18.90                  18.90
   Third Quarter...............................           19.79                13.77                  15.14
   Fourth Quarter..............................           19.89                14.14                  16.31

2003
   First Quarter...............................       $   18.74            $   15.02              $   17.02
   Second Quarter..............................           21.28                17.10                  19.75
   Third Quarter...............................           22.56                19.81                  20.17
   Fourth Quarter..............................           23.48                20.83                  23.33

2004
   First Quarter ..............................       $   28.00            $   23.19              $   24.99
   Second Quarter..............................           26.59                22.10                  25.49
   Third Quarter...............................           25.28                20.89                  22.55
   Fourth Quarter..............................           27.99                23.08                  27.80

2005
   First Quarter (through the date of this
     pricing supplement).......................       $   29.88            $   27.17              $   28.65

                                     PS-12

HYPOTHETICAL RETURNS

The table below illustrates, for a range of hypothetical closing levels of the basket, calculated on the valuation date:

o    the hypothetical alternative redemption amount per $1,000 note;

o    the percentage change from the principal amount to the hypothetical alternative redemption amount;

o    the hypothetical total amount payable per $1,000 note without interest;

o    the hypothetical total rate of return without interest;

o    the hypothetical annualized pre-tax rate of return without interest;

o    the hypothetical total rate of return including interest; and

o    the hypothetical annualized pre-tax rate of return including interest.

                                PERCENTAGE     HYPOTHETICAL
                                 CHANGE OF     TOTAL AMOUNT                                               HYPOTHETICAL
                               HYPOTHETICAL     PAYABLE AT                  HYPOTHETICAL                   ANNUALIZED
 HYPOTHETICAL   HYPOTHETICAL    ALTERNATIVE       STATED      HYPOTHETICAL   ANNUALIZED    HYPOTHETICAL     PRE-TAX
CLOSING LEVEL   ALTERNATIVE     REDEMPTION     MATURITY PER    TOTAL RATE   PRE-TAX RATE    TOTAL RATE      RATE OF
OF THE BASKET    REDEMPTION     AMOUNT OVER     $1,000 NOTE    OF RETURN      OF RETURN     OF RETURN        RETURN
    ON THE       AMOUNT PER    THE PRINCIPAL     (WITHOUT       (WITHOUT      (WITHOUT        (WITH          (WITH
VALUATION DATE  $1,000 NOTE       AMOUNT         INTEREST)     INTEREST)      INTEREST)     INTEREST)       INTEREST)
--------------  ------------  ---------------  -------------  -------------  ------------  -------------  -------------

  $ 20.00        $  172.94       -82.71%         $1,000.00         0.00%         0.00%         10.50%         1.44%
    40.00           345.87       -65.41           1,000.00         0.00          0.00          10.50          1.44
    80.00           691.74       -30.83           1,000.00         0.00          0.00          10.50          1.44
   100.00           864.68       -13.53           1,000.00         0.00          0.00          10.50          1.44
   115.65         1,000.00         0.00           1,000.00         0.00          0.00          10.50          1.44
   120.00         1,037.61         3.76           1,037.61         3.76          0.53          14.26          1.92
   140.00         1,210.55        21.05           1,210.55        21.05          2.77          31.55          4.00
   160.00         1,383.48        38.35           1,383.48        38.35          4.75          48.85          5.85
   200.00         1,729.36        72.94           1,729.36        72.94          8.14          83.44          9.05

-----------------------
For purposes of this table, it is assumed that during the term of the notes
Clear Channel, News Corp., Viacom and Walt Disney do not change the amount of the dividends that they pay on their common stock and that Comcast and Time
Warner do not pay any dividends on their common stock.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total and pre-tax rates of return will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual closing level of the basket could be lower or higher than those reflected in the table.

The table above only provides hypothetical return information with regard to notes held to maturity. It is not applicable in the case of notes repurchased or redeemed prior to the stated maturity date.

You should compare the features of the notes to other available investments before deciding to purchase the notes. Due to the uncertainty as to whether the alternative redemption amount, at stated maturity or in connection with a repurchase or redemption, will be greater than $1,000 per $1,000 note or whether the notes will be redeemed prior to the stated maturity date, the return on investment with respect to the notes may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others and available through Lehman Brothers Inc. You should reach an investment decision only after carefully considering the suitability of the notes in light of your particular circumstances.

                                     PS-13

           SUPPLEMENTAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Lehman Brothers Holdings is required to provide the comparable yield to you and, solely for tax purposes, is also required to provide a projected payment schedule that includes the actual interest payments on the notes and estimates the amount and timing of contingent payments on the notes. Lehman Brothers
Holdings has determined that the comparable yield is an annual rate of 4.943%, compounded semi-annually. Based on the comparable yield, the projected payment schedule per $1,000 note is $7.50 semi-annually and $1,291.33 due at maturity, which includes the final interest payment. Lehman Brothers Holdings agrees and, by purchasing a note, you agree, for United States federal income tax purposes, to be bound by Lehman Brothers Holdings' determination of the comparable yield and projected payment schedule. As a consequence, for United States federal income tax purposes, you must use the comparable yield determined by Lehman
Brothers Holdings and the projected payments set forth in the projected payment schedule prepared by Lehman Brothers Holdings in determining your interest accruals, and the adjustments thereto, in respect of the notes.

See "United States Federal Income Tax Consequences" in the accompanying prospectus supplement.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc., the agent, as principal, and the agent has agreed to purchase, all of the notes at the price indicated on the cover of this pricing supplement.

The agent will offer the notes initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may from time to time be varied by the agent.

Lehman Brothers Holdings has granted to the underwriter an option to purchase, at any time within 13 days of the original issuance of the notes, up to
$15,000,000 additional aggregate principal amount of notes solely to cover over-allotments. To the extent that the option is exercised, the underwriter will be committed, subject to certain conditions, to purchase the additional notes. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be
$115,000,000, $287,500 and $114,712,500, respectively.

Lehman Brothers Holdings expects to deliver the notes against payment on or about March 23, 2005, which is the fifth business day following the date of this pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the notes on the date of this pricing supplement, it will be required, by virtue of the fact that the notes initially will settle on the fifth business day following the date of this pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

                                     PS-14

                                  $100,000,000

                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES G

                         1.50% NOTES DUE MARCH 23, 2012
               PERFORMANCE LINKED TO A BASKET OF SIX MEDIA STOCKS

                             ----------------------

                               PRICING SUPPLEMENT
                                 MARCH 16, 2005

                        (INCLUDING PROSPECTUS SUPPLEMENT
                             DATED AUGUST 20, 2003,

                              PROSPECTUS SUPPLEMENT
                             DATED JUNE 14, 2001 AND

                                   PROSPECTUS
                              DATED JUNE 14, 2001)

                             ----------------------

                                 LEHMAN BROTHERS